02017283

EXECUTED COPY

P.E. 2/26/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 26, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item		**Sequential Page Number**
1.	Tele Sudeste Celular Participações S.A. Announces Consolidated Financial Results Accumulated for the Year Ended December 2001	3

territory and has 17.59 million inhabitants. The Company covers 100% of the municipalities in the region and has achieved the high digitalization level of 91.5% of its customer base, using CDMA technology.

Tele Sudeste has focused its efforts on expanding and modernizing its network and in providing an increasingly wide range of services with higher quality levels thus preparing the Company, both administratively and commercially, to the new business environment which is unfolding.

Within this new perspective, the Company launched the service MoviStar Amigo "+", aimed to pre-paid clients and in order to increase the value of data transmission services, it launched the Torpedo Chat, which is a chat window in the screen of the client's cellphone. The "Meu E-Mocion" service, also launched last year, allows the clients to have an e-mail address (2X9XXXXXX@emocion.com.br) and other features. The Company will continue to prioritize the development of value added services like WAP or SMS, widening the contents and thus increasing the traffic of messages.

During the year, the commercial management has implemented a model based on growth and keeping a good control of the operations' profitability. The Company is centering its efforts in the customer loyalty, preparing itself to face the new competition that will grow during next year. In that sense, a loyalty program was launched, "Mundo de Vantagens MoviStar Top", aimed to clients enrolled in the plan TOP, contract clients and non-corporate clients. This program is at the same time a program based on points and advantages.

The marketing strategy during the year guaranteed the leadership position in the market. Tele Sudeste ended the year with 62% of market share.

2 – Business Performance

Tele Sudeste registered an expansion of 21% in the subscriber base during the year 2001.

Operating Summary	TOTAL		
	2001	**2000**	**Var.(%)**
Network digitalization (%)	91,5	84,9	6,6pp
Subscribers - Total (thousand)	3.028	2.503	21,0
Subscribers - Contract (thousand)	1.005	954	5,3
Subscribers - Pre-paid (thousand)	2.023	1.549	30,6
Regional penetration (%)	27,7	22,6	5,1pp
Number of employees	1.793	1.326	35,2
Sale's points	908	740	22,7


Subscribers
3.500
3.000
2.500
2.000
1.500
1.000
500
0
thousand
1.010
841
954
1.549
1.005
2.023
1999
2000
2001
Pre-paid
Contract

The year 2001 was characterized by the consolidation of the strategy adopted to capture the customer loyalty and the application of a profitable growth model.

In accordance with this model, the Company launched several services aiming to provide a better service to its 3.028 million of subscribers, of which 1.005 and 2.023 million belong to the contract and pre-paid systems, respectively. Among such services, the most significant are:

MoviStar Amigo "+": It is a package designed to any pre-paid customer that offers free account checking once a day for MoviStar Fácil; account information, through messages, to digital pre-paid customers, by using the *444 or at the end of each call by programming through the *445; credit recharge through bank accounts using the *123; on a special promotion until July 30, 2001, 30 days of free voice mail after recharging the credit; and usage of roaming service, with previous authorization of a contract customer, by charging it through the bill.

Torpedo Chat: it is a chat room on the cellular screen – the client can join chats with different subjects, create new rooms with his preferred topics, invite friends, keep private conversations within the rooms and much more. The client can remain anonymous using a nickname, up to eight characters long, and the phone number will not be revealed. The Torpedo Chat is valid for all the digital plan clients of the Company using handsets that allow sending and receiving messages. All the rooms have a maximum capacity of 10 users.

"Meu E-mocion": provides all users with an e-mail address (2X9XXXXXXX@emocion.com.br) with agenda (contacts, appointments and tasks) plus other features.

The Company also launched a loyalty program, "Mundo de Vantagens MoviStar Top" (MoviStar Top's World of Advantages). Targeting clients enrolled in the plan TOP, contract clients and non-corporate clients, it is at the same time a program based on points and an advantages club. Through the points program, the calls will be transformed into points to be used to trade the handset for a more modern one, in the future. The older the subscription line is, the more points you get. The points are personal, non-transferable and valid for three years. The Advantages Club offers, through the presentation of a customized card, discounts and advantages in participating establishments, including gyms, language courses, computer courses, travel agencies, airlines, hotels, restaurants, editors, shops, etc.

The Company has been actively promoting a quality policy, which aims to guarantee the expansion of services in accordance with the standards required by our customers. In 1999, our Call Center had already received ISSO 9002 certification. In 2000, ISO 9001 certification was extended to other areas of the operating companies such as: Product and Service Development; Customer Service; Company Store Sales; Sales via Indirect Channels; Corporate Sales; Logistics; Collections; Network Operation, Optimization and Network Maintenance; Maintenance of Systems; Customer Billing and Procurement. The Company is continuously working to be certified in the rest of its areas .

The Company has increased the number of wholly owned stores, currently having a network consisting of 41 stores and kiosks. In addition, it has an efficient network of exclusive accredited representatives with 867 sales points that offer the Company services as well as handsets. Pre-paid magnetic calling cards can be found not only in the Company's own stores and accredited representatives but also in more than 11,167 sales points which are not necessarily exclusive. These include such outlets as gasoline stations and post offices. The pre-paid magnetic cards may also be replenished at 946 offices of the following banks: Itaú, Bradesco, Banco do Brasil and Unibanco.

3 –Regulatory Aspects

The two operating companies, Telerj Celular S.A. and Telest Celular S.A., have surpassed all the performance targets they are currently required to achieve in the plan established by Anatel – Agência Nacional de Telecomunicações – the telecommunication regulator in Brazil.

Meanwhile, new Quality Protocols for SMC with higher standards are under Public Hearing by Anatel and may be implemented.

Anatel expects the operating companies to migrate to the SMP system. There is no legal obligation to do so until the end of the current concessions. In the meantime, a series of moves and consolidations are tied to this migration.

Some of the features of the SMP, yet in study by Anatel, will affect the decision to migrate of the operating companies. In case the Company does decide to migrate, it will have to undergo a series of operational adjustments, like joining the multi-carrier choice system, new quality standards and others, which will result in an increase of expenses and investments.

In 2002, within the area of operation of the Company, the competition will start to operate on the band D (Telemar) and band E (TIM). On March 12, 2002, Anatel should auction the remaining licenses in the band D and band E leftovers that geographically match the B band.

4 – Comment on the Economic Environment

The year 2001, despite being affected by adverse external factors, showed an increase of the GDP estimated at 1.9%, while the growth for last year was 4.2%. The unemployment rate, estimated at 6.3% in 2001, represents a decrease compared with the 7.8% registered last year. In spite of an evolution of 18.5% in the exchange rate between December 29, 2000 (R$ 1.9554) and December 31, 2001 (R$ 2.3105), the average inflation measured by the IGP-M (General Price Index – Market) was stable at 10.372% while the IGP-DI (General Price Index – Inflation Measurement), an important benchmark for the telecom industry, registered an increase of 10.402% during the year.

The economic environment in 2002 will be influenced by the foreign economics, considering the world slowdown and the Argentine crisis. The Brazilian politic scenario will be hectic, with alliances and agreements, being made due to the presidential elections.

The latest information published by the official entities state that the energetic situation would not cause the previously estimated impacts, since the possibility of a supply shortage is almost non-existent and possibilities of rationing are now weak, thus helping increase the productive activity and the employment level. Therefore, the perspectives point to a stable inflation, aided by the decrease in prices of fuel, and as a consequence, interest rates at similar levels to the current ones, with a downward trend and a positive economic growth rate.

5 – Economic and Financial Aspects

In R$ million	2001	2000	Var.(%)
Net operating revenues	1.703,3	1.516,7	12,3
EBITDA	599,5	508,8	17,8
Net profit	162,9	121,9	33,6
Interest on capital / dividends	42,8 *	41,2	3,9
Total Assets	2.690,6	2.696,2	0,4
Equity	1.735,7	1.622,5	6,9
Debt	484,7	568,5	(14,7)

(*) Subject to approval by the AGSM

Operating Revenues

The gross revenue showed an increase of 13.0% in 2001 (R$1,903.4 million) over the previous year (R$1,684.6 million), because of the 21.0% growth in the number of clients.

Accumulated net operating revenues in 2001 (R$ 1,703.3 million) showed an increase of 12.3% over the previous year (R$ 1,516.7 million), because of the 21.0% increase of the client base during the year and the growth in the traffic partially offset by lower ARPUs.



Gross Service Renevues
1800
1600
1400
R$ million
2000
2001

EBITDA

EBITDA was R$ 599.5 million, equivalent to a 35.2% EBITDA margin. This number does not include the effects of the corporate restructuring, reflected in the P&L that is presented hereby. The effects of the said restructuring is presented on note number 30.



EBITDA
650
600
550
500
450
R$ million
2000
2001

Net Profit

Net profit increased from R$ 121.9 million in 2000 to R$ 162.9 million in 2001. This major improvement in the margins was due to the efforts of the Company to reduce costs, which was proportionally greater than the increase in revenues and to the hedge policy employed during a year of high foreign currency volatility.



Net profit
R$ million
200
180
160
140
120
100
2000
2001

6 – Loans and Financing

The Company's debt is R$ 484.7 million and 100% of this amount is in foreign currency.

The Company develops constant efforts in order to take the appropriate measures in accordance to the market conditions to protect its liabilities from eventual effects of a currency devaluation.

7 – Capital Expenditure

The Company continued its program of expansion, optimization and modernization during the year with investments totaling R$ 407.2 million.

Investments for 2002, will be principally directed to further network expansion, introduction of new products and services which will provide added value to the customer and that at the same time will maximize the use of the cellular telephone. In addition, investments will be directed towards improvement in the quality of existing services.

8 – Capital Markets

The shares of TELE SUDESTE CELULAR PARTICIPAÇÕES S/A began trading at the São Paulo Stock Exchange - BOVESPA on September 21, 1998. ADRs have been negotiated on the New York Stock Exchange - NYSE since November 16, 1998.

In 2000, Telefónica S.A. made public offerings for swapping TELE SUDESTE CELULAR PARTICIPAÇÕES S/A shares trading in the Brazilian and the US markets, the result of which was reduced market liquidity of the shares. In October, the Company began a corporate restructuring whereby Tele Sudeste Celular incorporated the stakes of minority shareholders in its operating company subsidiaries.

In 2001, the shares of TELE SUDESTE CELULAR PARTICIPAÇÕES S/A traded, in daily average, at R$ 14.0 million for its common shares and R$ 73.9 million for its preferred shares at the São Paulo Stock Exchange, and US$ 90.5 thousand of its ADR at the New York Stock Exchange.

The common nominative ON shares and the preferred nominative PN shares were trading at the BOVESPA at R$ 5.02 and R$ 6.06, respectively, per lot of a thousand shares as of December 28, 2001.

Per thousand shares	**2001**	**2000**
Profit	0.41	0.31
Book Value	4.40	4.09
ADR price in US$ (1:5,000 PN)	12.60	17.50
Preferred share price*	6.06	6.80
Common share price*	5.02	4.90

(*) BOVESPA price on the last trading day of the year.

The Company's Board has proposed the payment of interest on company's own capital to the common and preferred shareholders, net of income tax in the amount of R$ 42.8 million, as of December 31, 2001. This corresponds to a distributed value of R$ 0.1079 per lot of a thousand shares. The payment of interest on company's own capital net of income tax will be considered an integral part of the statutory dividend requirement in accordance with Law 9,249/95.

The proposal will be submitted to the Annual General Shareholders Meeting that will also decide the date of the payment.

9 – Human Resources

The Company continued its efforts to keep its payroll at optimal levels in order to control costs and at the same time maintain its high level of productivity. At the end of the year, Tele Sudeste had 1,793 employees, increasing 35.2% in relation to 1,326 in 2000, representing about 1,689 lines per employee at the end of the year.

The quantitative and qualitative gains obtained during 2001 were only made possible by the total commitment and dedication of the employees in the various areas of the Company. It was due to these efforts that the growth and productivity targets were reached.

The Company offers to its employees a Private Pension Plan, "Plano Visão Celular", based on defined contribution principles, in which the contributions are by the members of the plan (the employees) and by the sponsor (the operating companies). These contributions are credited to the individual accounts of the plan members. All the employees have a thirty-day period to sign in for the plan counted since their admission date to the Company. In the end of 2000, the employees that had the previous "Plano de Benefícios Previdenciários" – PBS had the option to migrate to the new "Plano de Benefícios Visão Celular". In December 31, 2001, of the 89.6% of the employees who have corporate pension plan, 98.7% were members of the "Plano Visão Celular".

Training

An investment of R$ 3.71 million was accounted for the various training programs which were designed to attract, retain and develop new talents.

10 – Research and Development

Tele Sudeste has a cooperation agreement with the Telebrás Research and Development Center – (Centro de Pesquisa e Desenvolvimento da Telebrás – CPqD), which since the privatization of the Telebrás System, has been managed as a non-profit entity basis. Within the scope of its Technical Assistance Agreement with Telefónica, the Company also has access to the products and services developed by the Telefónica R&D area.

11 – Environment

At the environmental front, the Company has established a program for the collection of used batteries. Delivery is centered on the company's own retail outlets from where the batteries are dispatched to the manufacturers for recycling. As from July 2000, according to the Resolution of the National Council for the Environment (Conselho Nacional do Meio Ambiente - Conama), it is now obligatory for used batteries to be collected and returned to the manufacturers or importers.

Based on an in-house decision in association with the Committee for Citizenship and Community Action (Comitê de Cidadania e Ação), the Company has set up a scheme for the collection of print cartridges for recycling, the results of which are then converted into student scholarships.

12 – Social Campaigns

The Company sponsors social projects by Telefônica Foundation (Fundação Telefônica). Moreover, Tele Sudeste has been continuing its policy of cultural, sporting, philanthropic and educational incentives, such as the presentation of the Orchestra of

Viena in September, the Eric Clapton's show, the I Spanish Drama Meeting and others, trying to get the Company closer to various public segments and to the community.

13 – Prospects and Plans

Based on its philosophy of continually satisfying consumer expectations and requirements, the Company is intensifying its degree of market segmentation. This will enable it to offer tailor-made services to large corporate, small and middle market companies, families, teenagers, independent professionals, etc. Among the Company's priorities for 2002 are also the consolidation of its manpower structure, the maintenance of market leadership and developing even closer relationships with suppliers and retailers and increase the potential of value added services.

The year 2002 will be characterized by new challenges including the start-up of new competitors and a new political-regulatory scenario.

14 – Explanatory Notes

To allow more transparency in the analysis of the results, the company includes the Audited Explanatory Notes in Annex 6.

Institutional Background

Established under Brazilian law, TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. was spun off from the corporate split up of Telecomunicações Brasileiras S.A. - Telebrás, which took place on 22 May 1998. Each of its operators – Telerj Celular S.A. in Rio de Janeiro and Telest Celular S.A. in Espírito Santo – was incorporated from 5 January 1998 through the split up of the State operators, as determined at the General Meetings held on 30 January 1998. Expiring on 30 November 2005 for Telerj Celular and on 30 November 2008 for Telest Celular, the concessions are open to renewal for successive fifteen-year periods. With the introduction of new telecommunications regulations in Brazil, a regulatory agency was also set up – ANATEL – which supervises the businesses, services and tariffs of Brazil's telecommunications companies after the privatization.

At a public auction held on July 29th, 1998, on the Rio de Janeiro Stock Exchange, the Federal Government disposed of its stock control in TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. to the Sudestecel Consortium.

The Tender Exchange Offering held by Telefónica S.A. during July 2000 was jointed by holders representing 68.41% of the capital stock at the time, allowing Telefónica Group to increase its control of the Company Capital. This position was lately transferred to Telefónica Móviles S.A.

During the Corporate Restructuring that took place during the last quarter of 2000, Tele Sudeste Celular incorporated in its capital the minority shareholders of its two subsidiaries. Once transformed into wholly subsidiaries, both operating companies were delisted in March 2001.

Sudestecel Participações S.A. controls 47.15% of Tele Sudeste's voting capital, corresponding to 16.25% of the total capital and is formed by Telefónica Móviles S.A., Iberdrola Investimentos S.U.L., NTT DoCoMo, Inc, and Itochu Corporation. On December 14, 2001, through an operation announced in April 19, 2001, Telefónica acquired the 7% participation that Iberdrola Investimentos S.U.L had on Sudestecel's capital stock.

In addition, Telefónica Móviles S.A. and Tagilo Participações Ltda (controlled by Telefónica Group) have 68.61% of the total capital stock.

Tables Attached:

Table 1 – Plans and Promotions
Table 2 – Balance Sheet of TELE SUDESTE PARTICIPAÇÕES S.A.
Table 3 – Income Statement
Table 4 – Statement of Changes in Financial Position
Table 5 – Changes in Shareholders' Equity
Table 6 – Explanatory Notes

Table 1

Plans and Services:

Basic Plan - Reference plan of the company, which is always available to its subscribers, in both analog and digital systems. The services included in the digital basic plan are: Mail Box and Caller ID.

Cellpop –Targeting the market of the state of Espírito Santo and upstate Rio de *Janeiro, this is an ideal option for analog technology users.* It used to provide service only in the clients registration area (024 or 027), and after July of 1999 it started providing automatic roaming services.

Movi Star Digital – Targeting the introduction of competitive tariffs to digital clients, in addition to free value-added services, such as call waiting, follow-me, caller ID and voice mail.

Movi Star Top 50 – Post-paid plan, without subscription fee. With a R$ 50,00 payment of franchise, it includes 65 minutes of VC1 and VC2 calls per month.

Movi Star Top 75 – Post-paid plan, without subscription fee. With a R$ 75,00 payment of franchise, it includes 150 minutes of VC1 and VC2 calls per month.

Movi Star Top 100 – Post-paid plan, without subscription fee. With a R$ 100,00 payment of franchise, it includes 250 minutes of VC1 and VC2 calls per month.

Movi Star Top 150 – Post-paid plan, without subscription fee. With a R$ 150,00 payment of franchise, it includes 450 minutes of VC1 and VC2 calls per month.

Movi Star Professional 75 – Post-paid plan for non-corporate clients that work for our corporate clients' executives, without subscription fee. With the payment of a franchise, it includes 75 minutes of VC1 and VC2 calls per month, originated within Rio de Janeiro and Espírito Santo States.

Movi Star Professional 150 – Post-paid plan for non-corporate clients that work for our corporate clients' executives, without subscription fee. With the payment of a franchise, it includes 150 minutes of VC1 and VC2 calls per month, originated within Rio de Janeiro and Espírito Santo States.

Movi Star Empresa 75 – Corporate post-paid plan, without subscription fee. A franchise of 75 minutes of VC1 and VC2 calls per month is granted.

Movi Star Empresa 150 – Corporate post-paid plan, without subscription fee. A franchise of 150 minutes of VC1 and VC2 calls per month is granted.

Movi Star Empresa Clássico –Offered to corporate subscribers, it features a gradual decreasing of subscription and service tariffs, according to the number of requested lines and generated traffic, respectively.

MoviStar Amigo – Prepaid digital plan offered in the metropolitan area of Rio de Janeiro, some cities in the countryside of Rio de Janeiro state and state of Espírito Santo. It operates in all Area 3, including the analog network, without additional costs as roaming.

MoviStar Amigo Dia – Prepaid digital plan, offering reduced tariffs from Monday to Friday from 07:00 A.M. to 07:00 P.M. The client chooses his plan at the activation time according to his usage profile.

MoviStar Amigo Noite - Prepaid digital plan, offering reduced tariffs from Monday to Friday from 08:00 P.M. to 08:00 A.M. and all day Saturday, Sunday and national holidays. The client chooses his plan at the activation time according to his usage profile.

MoviStar Amigo Toda Hora – Prepaid digital plan that offers one tariff 24 hours a day, seven days a week. The client chooses his plan at the activation time according to his usage profile.

MoviStar Fácil – Prepaid analog offered in upstate Rio de Janeiro and the state of Espírito Santo. Pays an additional charge per minute when operating in the metropolitan area of Rio de Janeiro.

MoviStar Torpedo – This service allows to send short messages up to 145 characters , if the handset offers this facility or through the Company's website accessing the link "Torpedomania", or even through a callcenter operator, dialing *3000 from the handset. The service is free of charges when sent via Internet and it is not necessary to be a client of the Company to send the message this way. The Company charges R$0.25 per message sent by a cellular phone and R$0.75 per message sent through an operator (*3000).

Torpedo Chat – This service creates a chat environment in the cellular. The client can also create a chat room with its favorite topics. The service allows the user to remain anonymous and the telephone number will not be revealed. All chat rooms can handle until ten users.

E-mocion – Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and to receive e-mails, to access news and information, to book flight reservations and to buy CDs and other goods, through providers which have a partnership with the Company. The contract clients pay the VCMP tariff per minute and the prepaid clients pay R$0.75 per minute. Through an agreement with Telesp Celular, Telebahia Celular, Telergipe Celular and Global Telecom, the client can use the WAP services offered by these companies paying the normal roaming tariff.

Meu E-mocion – The service offers an automatic e-mail address which is: the long distance code + the phone number@emocion.com.br. The e-mocion mail box can handle up to 50 messages in each box (inbox, recycle bin or save). The service also offers an address book with personal information such as full name, company, telephone number, cellular telephone number, e-mail and others, a timetable and other tools.

***365:** Launched on June 01, the service *365 is the result of a partnership between the Company and Brasil Assistência S.A. Some of the available services are: automotive assistance, home assistance, medical indication, dentistry and hospital facilities, flowers delivery, book and information about flights, tickets to shows, restaurants and hotels reservation, delivery of medicines, and others;

MoviStar Amigo "+" – Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 30, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in the assigned account;

MoviStar Gestão – The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of the individually owned lines and also control their costs.

International Roaming – Temporary Service that offers to contract clients (personal or corporate) total access to phone calls when in the United States, Canada, Mexico, Caribbean, Uruguay, Argentina, Chile and Peru. Roaming within Europe and parts of Asia , Africa and Oceania is made through the GSM technology and includes the rental of a handset.

Promotions during the quarter:

- Christmas for You Promotion: Taking place in the period of 11/21 to 01/02, it offered financing of handsets up to six installments free of interest expense.

- Promotion for Employees: Taking place in the period between 12/05 and 01/02, all the employees of Atento had special discounts and financing in in ten installments free of interest expense. This promotion was valid for the purchase, activation or replacement of the following models: Samsung Fashion, Samsung Vision, LG DM115, LG DM515, Nokia 3280, Motorola V8160, Motorola V60, Vitelcom Epsilon Wap and Vitelcom Epsilon MP3.

- Promoção Novos Clientes Top – Caixa Postal Grátis (New Top Client Promotion): The promotion offered during the period between 05/24 and 09/30, free access to voice mail messages in the following two bills to a new client of MoviStar Top personal plans. During the period between 08/01 and 09/30, this promotion also offered free access to the voice mail messages during two months to the new clients of prepaid plans and one month to the old clients recharging the cards.

- Torpedo BIS Promotion: In the recharge of the R$ 20 cards between the period of 10/16 to 01/31, pre-paid clients won a free Torpedo message for each one sent using the handset or the *3000. The bonus was valid for two months after the recharge.

- Epsilon Promotion: Taking place in the period between 10/01 and 10/31, to all clients and non-clients within the metropolitan area of Rio de Janeiro and Espirito Santo States, the Company offered the Epsilon handset. The price was set at R$ 349 for activation, replacement or technology migration of the post-paid plans, and at R$ 399 for activation in the pre-paid plans.

- 100% Prize Card Promotion: In the period between 07/01 and 08/31, all R$20,00 cards bought offered prizes such as rechargeable bonuses of R$2,00, R$3,00, R$5,00, R$20,00, or R$100,00 or the bonus of sending a number of 10 or 20 Torpedo messages for free. The credits received had to be spent before 60 days.

- R$10+1 Card Promotion: In the acquisition of a R$10,00 card the client received a R$ 1,00 bonus . This promotion began in Espírito Santo in 07/01 and in Rio de Janeiro in 09/01 and finished in 12/31. The credits and the bonus received had to be spent before 30 days.

- Icatu Hartford Insurance Promotion: From 07/30 until 01/30, all the clients of Icatu Hartford Insurance Club within the state of Rio de Janeiro had a 10% discount at the handset price when upgrading, migrating or activating any post-paid line or when activating a pre-paid line.

- Promoção Universidade III (University Promotion): During the period between 09/03 and 10/30, this promotion, which was offered to college students, professors or employees in the metropolitan area of Rio de Janeiro, lowered the price of a Nokia 6180i. This promotion included 30 minutes of WAP services in the two following bills after activation or a handset upgrade of a postpaid client or a R$15,00 bonus in the WAP services to a prepaid client.

- Promoção Vai & Volta (Come & Go Promotion): From in 09/06 to 11/30, this promotion offered the Nokia 6180i for R$249,00, the Nokia 3280 for R$319,00 and the Gradiente Concept for R$ 249,00 with the full amount paid for the handset converted in credit. Starting on 10/17, the clients received credits of R$ 299,00, R$ 349,00 and R$ 299,00, respectively. The Samsung Fashion bought for R$599,00 offered a bonus of R$299,00 in calls. The credits received must be spent before two months, and starting on 10/05 the validity period was reduced to 40 days.

- Electronic Recharge Promotion: From June 14 on, all the recharges through banks offer a bonus. In a R$25 recharge the bonus is R$2,00, in a R$35 recharge the bonus is R$3,00, in a R$50 recharge the bonus is R$5,00 and in a R$75 recharge the bonus is R$8,00. The recharge through banks can be made via internet, ATM's and by dialing *123 from the cellular phone.

- E-mocion Promotion: The tariff per minute of the WAP service to the prepaid clients decreased from R$0.75 to R$0.49 in June 14.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

ASSETS

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT ASSETS:				
Cash and cash equivalents	64,406	81,024	85,761	125,608
Accounts receivable, net	-	-	307,780	349,437
Interest on capital and dividends	40,764	29,851	-	-
Recoverable and deferred taxes	30,387	26,316	213,100	211,004
Loans	-	124,808	-	-
Inventories	-	-	65,754	123,698
Prepaid expenses	-	122	25,176	29,481
Hedge operations	-	-	4,205	6,032
Other	3,808	1,051	26,541	14,328
	139,365	263,172	728,317	859,588
NONCURRENT ASSETS				
Loans	-	302,450	-	-
Tax incentives	3,577	3,466	9,161	8,624
Prepaid expenses	-	-	7,576	10,922
Recoverable and deferred taxes	-	-	350,619	348,964
Other	-	-	2,324	213
	3,577	305,916	369,680	368,723
PERMANENT ASSETS:				
Investments	1,645,465	1,102,454	250	183
Property, plant and equipment	1,722	2,152	1,592,391	1,467,696
	1,647,187	1,104,606	1,592,641	1,467,879
Total assets	1,790,129	1,673,694	2,690,638	2,696,190

The accompanying notes are an integral
part of these balance sheets.

Tele Sudeste Celular Participações S.A. and Subsidiaries

Financial Statements Together with
Report of Independent Public Accountants

December 31, 2001 and 2000

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 33 to the financial statements.)

To the Management and Shareholders of

Tele Sudeste Celular Participações S.A. and Subsidiaries:

(1) We have audited the individual (Company) and consolidated balance sheets of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised:
(a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries,
(b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial positions of Tele Sudeste Celular Participações S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

Rio de Janeiro, January 24, 2002

ARTHUR ANDERSEN S/C

Mauro Moreira
Engagement Partner

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly-traded company which, as of December 31, 2001, has the following holding companies: Sudestecel Participações S.A. (16.25% of total capital), Telefonica Móviles S.A. (14.5% of total capital) and Tagilo Participações Ltda. (10.14% of total capital) in the Brazilian market. Sudestecel Participações S.A. is controlled by Telefonica Móviles S.A. (82.5% of total capital), Telefónica S.A.(7.00% of total capital), NTT *Mobile Communication* Network, INC. (7.00% *of total capital) and* Itochu *Corporation* (3.50% of total capital).

Tele Sudeste Celular Participações S.A. holds 100% of the capital of Telerj Celular S.A. and Telest Celular S.A., and both companies are the main providers of cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, in conformity with the terms of the concessions granted by the Federal Government, which expire on November 30, 2005 (Telerj Celular) and November 30, 2008 (Telest Celular), but can be renewed for consecutive periods of 15 years.

The subsidiaries' activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

3. PRINCIPAL ACCOUNTING PRACTICES

a. Cash and Cash Equivalents

Include all highly liquid temporary cash investments with original maturity of three months or less. These investments will be maintained until maturity and are stated at cost plus income accrued to the balance sheet date.

b. Accounts Receivable

Accounts receivable from telecommunications services are stated at the tariffs prevailing on the date services are rendered. They also include accounts receivable for services rendered but not yet billed at the balance sheet date. Additionally, this caption includes balances from the sale of cellular handsets.

c. Allowance for Doubtful Accounts

Recognized based on credits for which realization is considered improbable.

d. Foreign Currency Transactions

Transactions in foreign currency are recorded based on the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange variations are recognized in income as they occur.

e. Inventories

Stated at the lower of average acquisition cost and market value. Inventories are composed mainly of cellular handsets to be sold to retailers and distributors.

f. Investments

Investments in subsidiaries are carried under the equity method of accounting. Other investments are stated at acquisition cost, less allowance for probable losses, when necessary.

g. Property, Plant and Equipment

Stated at acquisition or construction cost, less depreciation. Maintenance expenses, when representing improvements (increase in operating capacity or useful life), are capitalized, and remaining expenses are charged to expenses as incurred. Materials allocated to specific projects are added to construction in progress. Annual depreciation rates adopted are calculated under the straight-line method based on the estimated useful lives of the assets.

h. Rights and Obligations

Rights and obligations subject to monetary or exchange variations are stated at the amounts restated to the balance sheet date.

i. Accrued Vacations

Accrued vacations and related charges are recognized based on the periods incurred.

j. Income and Social Contribution Taxes

Recorded on the accrual basis. Deferred taxes are recognized on temporary differences. The tax credit arising from the corporate restructuring will be realized over five years, corresponding to the expected future profitability.

k. Loans and Financing

Charges, including interest and monetary or exchange variations, are recognized to the balance sheet date.

l. Reserve for Contingencies

Updated to the balance sheet date in an amount sufficient to cover probable losses, according to the nature of each contingency.

m. Revenue Recognition

Revenue from services is recognized as services are rendered. Billing is on a monthly basis. Unbilled revenue from the last billing date through balance sheet date is recognized in the month in which the service is rendered. Revenues from sales of prepaid cellular recharge cards are deferred and recognized in income when cards are effectively used.

n. Financial Income (Expenses), Net

Represented by interest, monetary and exchange variations on cash investments, loans and financing. Interest on capital for the years ended December 31, 2001 and 2000 is included in financial expenses. For presentation purposes, amounts payable were reclassified to shareholders' equity.

o. FISTEL Fee

FISTEL (Telecommunications Inspection Fund) fees paid on monthly activation during the year are amortized over 24 months.

p. Research and Development

Expenses with research and development are accounted for as expenses as incurred.

q. Pension Plan and Post-retirement Benefits

The subsidiaries participate in a pension plan that provides employees with pensions and other post-retirement benefits. Actuarial liabilities were calculated under the projected unit credit method, as set forth by CVM Resolution No. 371/2000. Other aspects related to these plans are described in Note 27.

r. Employee Profit Sharing

Accruals are made to recognize the expense with employee profit sharing, the payment of which is subject to approval at the Annual Shareholders' Meeting.

s. Earnings per Thousand Shares

Computed based on the number of shares outstanding at the balance sheet date.

t. Derivatives

The subsidiaries have some derivatives in foreign currency and swap and option contracts to manage their exposure to U.S. dollar fluctuation in relation to the Brazilian real, referring to their cash flows in U.S. dollars. These derivatives are recorded based on the exchange rate in effect on the balance sheet date, with gains/losses, realized or not, recorded as financial income (expenses), net. Options transactions were accounted for based on the intention of maintaining the contracts through their expiration.

u. Prior-year Financial Statements

The financial statements for the year ended December 31, 2000 were reclassified, when applicable, for comparability purposes.

4. CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of subsidiaries Telerj Celular S.A. and Telest Celular S.A.

The main consolidation principles are as follows:

a. Elimination of asset and liability intercompany balances.

b. Elimination of ownership interest, reserves and retained earnings of consolidated companies.

c. Elimination of income and expense intercompany balances.

d. Separate presentation of minority interest in the consolidated financial statements through October 31, 2000, base date for the corporate restructuring described in Note 30, resulting in 100% ownership interest of the Company in the subsidiaries.

The Extraordinary Shareholders' Meeting of November 30, 2000 concluded on the definite exchange of the shares of the minority shareholders of Telest and Telerj for the shares of the Company. As from that date, Telest and Telerj became wholly-owned subsidiaries of the Company.

5. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	2001	2000	2001	2000
Cash and banks	252	152	17,888	18,503
Temporary cash investments	64,154	80,872	67,873	107,105
Total	64,406	81,024	85,761	125,608

Temporary cash investments are represented principally by fixed-income instruments (Bank Deposit Certificates).

6. ACCOUNTS RECEIVABLE, NET

	Consolidated	
	2001	2000
Services-		
Billed amounts	84,377	73,117
Interconnection	116,417	171,506
Unbilled amounts	71,151	48,316
Receivables from services	271,945	292,939
Receivables from sales of cellular handsets	73,461	78,759
Total accounts receivable	345,406	371,698
(-) Allowance for doubtful accounts	37,626	(22,261)
Total	307,780	349,437

As of December 31, 2001, of total interconnection amount receivable, R$19,242 refers to Telecomunicações do Espírito Santo S.A. - Telemar. This amount comprises principally receivables from services rendered in the period from February 1998 to May 2000. Currently, the subsidiary Telest is negotiating the settlement of these receivables with that company.

7. INTEREST ON CAPITAL AND DIVIDENDS RECEIVABLE

	Company	
	2001	2000
Interest on capital-		
Telerj Celular	24,421	12,063
Telest Celular	6,094	3,526
Dividends-		
Telerj Celular	10,074	9,805
Telest Celular	-	4,457
Dividends referring to other years-		
Telerj Celular	105	-
Telest Celular	70	-
Total	40,764	29,851

8. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated	
	2001	2000	2001	2000
Deferred taxes from corporate restructuring (see Note 30)	-	-	348,964	443,706
Recoverable income and social contribution taxes	30,387	26,316	89,049	57,621
Deferred income and social contribution taxes	-	-	63,783	26,036
ICMS (State VAT)	-	-	61,685	28,246
Other	-	-	238	4,359
Total	30,387	26,316	563,719	559,968
Current	30,387	26,316	213,100	211,004
Noncurrent	-	-	350,619	348,964

The main components of deferred income and social contribution taxes are as follows:

	Consolidated	
	2001	2000
Provision for-		
Obsolescence	120	120
Contingencies	6,638	3,658
Doubtful accounts	12,793	7,569
Rewards program	3,613	-
Tax losses and tax loss carryforwards-		
Goodwill amortization	25,516	4,556
Other	14,288	8,035
Other	1,390	2,098
	---------	---------
Total	63,783	26,036
	=====	=====
Current	10,198	26,036
Noncurrent		-
	53,585	

The realization of tax credits from temporary differences will occur upon effective payment of recognized accruals, as well as effective losses on uncollectible receivables and on inventory realization, in compliance with the criteria set forth by tax legislation. Tax losses and tax loss carryforwards will be offset up to the limit of 30% of the bases determined on taxable income for the following years. The subsidiaries, according to the projection of future results, estimate that total tax losses and tax loss carryforwards will be offset in less than five years.

9. INVENTORIES

	Consolidated	
	2001	2000
Cellular handsets and accessories	60,145	120,131
Supplies	5,959	4,213
	---------	----------
	66,104	124,344
(-) Provision for obsolescence	(350)	(646)
	---------	----------
Total	65,754	123,698
	=====	======

Provision for obsolescence is calculated on the costs of those cellular handsets considered obsolete, or for which quantities are in excess of those usually sold by the Company in a reasonable period of time. Possible losses arising from the difference between the cost of the handset and the sales price usually practiced by the Company are only recognized upon effective sales, since these losses are considered as cost for obtaining new customers.

10. PREPAID EXPENSES

	Consolidated	
	2001	2000
Current-		
FISTEL fee	14,605	23,757
Rents	1,994	1,121
ICMS (State VAT)	2,041	1,422
Insurance premiums	578	181
Prepaid	2,776	37
Other	3,182	2,963
	---------	---------
Total	25,176	29,481
	=====	=====
Noncurrent-		
FISTEL fee	3,589	7,113
Rents	2,581	1,635
Other	1,406	2,174
	---------	---------
Total	7,576	10,922
	=====	=====

11. INVESTMENTS

	Telerj Celular S.A.	Telest Celular S.A.	Total
Balances December 31, 2000	863,479	238,975	1,102,454
Capital increase	439,444	-	439,444
Adjustments from prior years	1,010	(172)	838
Equity pick-up	126,553	22,150	148,703
Dividends and interest on capital	(38,805)	(7,169)	(45,974)
Balances December 31, 2001	1,391,681	253,784	1,645,465

Investments in Subsidiaries

	2001		2000	
	Telerj Celular S.A.	Telest Celular S.A.	Telerj Celular S.A.	Telest Celular S.A.
Shareholders' equity	1,391,681	253,784	863,479	238,975
Book value per thousand shares – R$	45.71	124.47	28.36	117.21
Net income	126,553	21,656	79,634	19,028
Ownership interest	100%	100%	100%	100%
Equity pick-up	126,553	22,150	57,279	19,274
Book value of investments	1,391,681	253,784	863,479	238,975

Summary of Subsidiaries' Financial Statements

	Telerj Celular S.A.		Telest Celular S.A.	
	2001	2000	2001	2000
BALANCE SHEET:				
Cash and cash equivalents	14,346	22,552	7,009	22,031
Accounts receivable	252,372	301,283	56,933	48,953
Inventories	49,569	98,938	16,185	24,760
Tax credits	490,810	486,143	42,522	47,508
Other	62,336	76,705	10,172	10,893
Property, plant and equipment	1,383,038	1,275,830	207,631	189,714
Total assets	2,252,471	2,261,451	340,452	343,859
Accounts payable	231,501	312,549	68,076	75,051
Loans and financing	483,765	993,481	900	2,278
Taxes, other than taxes on income	51,193	37,776	5,352	13,756
Reserve for contingencies	17,194	8,524	2,332	2,236
Other liabilities	77,137	45,642	10,008	11,564
Shareholders' equity	1,391,681	863,479	253,784	238,974
Total liabilities and shareholders' equity	2,252,471	2,261,451	340,452	343,859

	Telerj Celular S.A.		Telest Celular S.A.	
	2001	2000	2001	2000
STATEMENT OF INCOME:				
Gross operating revenue	1,915,255	1,764,265	276,197	208,303
Net operating revenue	1,496,552	1,353,249	211,561	165,953
Cost of sales and cost of services	(756,120)	(702,233)	(124,396)	(98,071)
Gross profit	740,432	651,016	87,165	67,882
Operating expenses	(440,430)	(377,229)	(57,784)	(45,949)
Financial income (expenses)	(140,752)	(179,224)	(6,367)	684
Income from operations	159,250	94,563	23,014	22,617
Nonoperating income (expenses)	(965)	1,371	(26)	(23)
Income before taxes and employee profit sharing	158,285	95,934	22,988	22,594
Income and social contribution taxes	(49,783)	(33,325)	(7,498)	(8,227)
Employee profit sharing	(10,680)	(3,048)	(1,003)	(206)
Reversal of interest on capital	28,731	20,073	7,169	4,867
Net income	126,553	79,634	21,656	19,028

12. PROPERTY, PLANT AND EQUIPMENT

	Consolidated				
	2001			2000	Annual
	Cost	Accumulated depreciation	Net book value	Net book value	depreciation rates - %
Transmission equipment	1,208,510	(591,751)	616,759	633,865	14.29
Switching equipment	551,924	(233,459)	318,465	346,903	14.29
Infrastructure	256,220	(90,892)	165,328	70,589	5.00 to 20.00
Software right of use	114,290	(24,862)	89,428	37,916	20.00
Buildings	48,120	(5,622)	42,498	30,504	4.00
Terminal equipment	49,784	(15,173)	34,611	10,163	33.33
Other	85,673	(24,852)	60,821	30,396	0 to 20.00
Construction in progress	264,481	-	264,481	307,360	-
Total	2,579,002	(986,611)	1,592,391	1,467,696	

13. PAYROLL AND RELATED CHARGES

	Company		Consolidated	
	2001	2000	2001	2000
Salaries and fees	15	20	18	1,831
Payroll charges	2	(18)	9,089	4,951
Benefits	-	-	1,558	1,982
Total	17	2	10,665	8,764

14. ACCOUNTS PAYABLE

	Company		Consolidated	
	2001	2000	2001	2000
Suppliers	2,203	499	247,117	306,133
Consignments to third parties	659	660	35,787	20,009
Interconnection and interlink	-	-	9,456	29,571
Accrual for rewards program	-	-	3,339	-
Other	1,345	3,347	1,860	13,080
Total	4,207	4,506	297,559	368,793

In July 2001, subsidiaries started a rewards program which converts calls from cellular phones into points, for future exchange for cellular phones. Points accumulated are accrued as they are obtained, and the accrual is reduced when the customer obtains the phone. In addition to the amount recorded under Accounts payable in current liabilities, as of December 31, 2001 there was R$7,287 recorded under Other liabilities, in long-term liabilities.

15. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated	
	2001	2000	2001	2000
Income tax	-	1,377	-	1,879
Social contribution tax	-	475	-	673
ICMS (State VAT)	-	-	45,099	39,148
PIS/COFINS (taxes on revenue)	1,359	224	8,563	7,680
Other	-	-	4,242	4,228
Total	1,359	2,076	57,904	53,608
Current	1,359	2,076	57,207	53,608
Long-term	-	-	697	-

16. LOANS AND FINANCING

Composition of Debt

	Currency	Annual charges	Consolidated 2001	Consolidated 2000
Financial institutions-				
Citibank - OPIC	US$	5.20% + LIBOR	87,971	99,744
Several – Resolution No. 63	US$	7.59% to 14.00%	218,907	341,625
Several – Assumption of debt	US$	8.61% to 10.707 %	147,699	94,008
NEC do Brasil S.A.	US$	7.30% + LIBOR	29,188	30,846
Export Devel. Corpor. - EDC - Telest Celular	US$	1.00% + LIBOR	900	2,278
			484,665	568,501
Current			189,726	305,002
Long-term			294,939	263,499

Loan from Citibank - Opic refers to financing for the expansion and modernization of the cellular telephone network. Financing from suppliers Nec do Brasil and Export Development Corporation represents investment in fixed assets.

Maturities

The long-term portion matures as follows:

	Consolidated 2001
2003	126,294
2004	125,956
2005	42,689
	294,939

Guarantees

Bank	Guarantee
Citibank	Overseas Private Investment Corporation (OPIC) – only for political risk
Resolution No. 63	Promissory notes
Assumption of debt	Promissory notes
NEC do Brasil S.A.	Tele Sudeste
Export Development Corporation - EDC	Tele Sudeste

Derivatives

The Companies have an exchange hedge (swaps and options) in the amount of US$281,249 (contracted value), equivalent to 100% of their debt in foreign currency as of December 31, 2001. As of that date, the Companies had recorded a net gain (book balance) of R$76,807 on its exchange hedge operations and a book balance of R$4,205 in assets and R$13,244 in liabilities.

17. PROFIT SHARING

	Company		Consolidated	
	2001	2000	2001	2000
Interest on capital-				
Controlling Group	17,495	12,127	17,495	12,127
Minority shareholders	25,257	20,451	25,256	26,061
Dividends-				
Controlling Group	-	3,464	-	3,464
Minority shareholders	-	5,116	-	9,560
Dividends referring to other years	5,914	3,348	10,905	6,800
Employee profit sharing	-	-	9,395	3,254
Total	48,666	44,506	63,051	61,266

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits before labor, tax and civil courts. The Companies' management, based on the opinion of legal counsel, recognized a reserve for lawsuits for which an unfavorable outcome was considered probable.

Reserves are composed as follows:

	Consolidated	
	2001	2000
Reserves-		
Labor	3,169	2,161
Civil	4,262	3,824
Tax	12,095	4,775
Total	19,526	10,760
Current	14,900	7,779
Long-term	4,626	2,981
Total	19,526	10,760

Tax

In July 1998, Agreement No. 69/98 established that ICMS (State VAT) should be levied on the activation of new telephone lines. On December 14, 1998, the subsidiaries obtained an injunction for nonpayment of ICMS on activation fee, for both future amounts and taxable events occurring since the subsidiaries' incorporation. The subsidiaries' management, based on the opinion of legal counsel, believes that the chances of loss on this claim are remote, and accordingly, did not recognize any provision. The Rio de Janeiro State Supreme Court unanimously decided that no ICMS should be levied on the referred activity.

Subsidiary Telerj Celular S.A. received tax assessments totaling R$38,600, referring to: (i) R$15,810 – recording of ICMS credit on the acquisition of permanent assets, which were recognized in the referred tax assessment as items not directly related to the company's activity; (ii) R$17,930 – nonpayment of ICMS on eventual or supplementary services that are not considered telecommunications services; (iii) R$870 – nonpayment of ICMS on calls originating from administrative terminals and tests used by the employees; and (iv) R$3,990 – miscellaneous. The Company, based on the opinion of its lawyers and tax advisors, did not recognize a provision for these tax assessments.

In August 2000, the injunction obtained by Telerj Celular, which permitted the payment of COFINS at the rate of 2%, was partially revoked. As a consequence, the amount of R$12,473, duly restated, was paid in September 2000. However, this injunction remains valid for the financial income exclusion from PIS and COFINS calculation basis, and the amount of R$10,065 remains accrued for the year ended December 31, 2001 (R$2,858 as of December 31, 2001), related to the amounts not paid based on the referred injunction.

On June 7, 1999, subsidiary Telest Celular obtained an injunction supporting the unconstitutionality of the increase in COFINS rate and change in COFINS and PIS calculation basis, and the future nonpayment of these taxes, as well as the offsetting of the respective amount of R$609 already paid. The Company did not recognize this contingent asset in its accounting records and accrued, on a conservative basis, the amount of R$2,030, related to the difference between the unpaid rate through the year ended December 31, 2001, supported by the referred injunction (R$1,917 as of December 31, 2000).

Labor and Civil

Refers to claims for indemnity for moral damages and several demands by employees, for which a reserve, in the amount of R$7,431 as of December 31, 2001 (R$5,985 as of December 31, 2000), has been recognized to cover probable losses on these lawsuits.

19. SHAREHOLDERS' EQUITY

a. Capital Stock

As of December 31, 2001 and 2000, capital is R$595,722. Subscribed and paid-up capital is represented by shares without par value, distributed as follows (in thousands of shares):

	2001	2000
Common	136,466,598	136,623,564
Preferred	259,575,037	259,721,472
Total	396,041,635	396,345,036
Book value per thousand shares - in R$	4.38	4.09

Preferred shares have no voting right, but have priority in the reimbursement of capital and are entitled to a minimum noncumulative dividend of 6% on the capital stock.

b. Goodwill Reserve

This reserve represents the special goodwill reserve recognized as a result of the Company's corporate restructuring (Note 30).

c. Interest on Capital/ Dividends

The Company's bylaws establish the distribution of dividends equivalent to at least 25% of adjusted net income for each fiscal year ended December 31. The holders of preferred shares have priority in the distribution of annual dividends.

Interest on capital was calculated as follows:

	Company	
	2001	2000
Capital stock	595,722	595,722
Percentage of preferred shares	65,5424	65,5291
Percentage of common shares	34,4576	34,4709
Preferred capital stock	390,450	390,371
Common capital stock	205,272	205,351
Percentage of minimum statutory dividends	6	6
Proposed dividends	-	8,581
Interest on capital	50,297	38,327
Withholding income tax on interest on capital	(7,545)	(5,749)
Proposed dividends/interest on capital, net	42,752	41,159
Net income	163,408	123,745
Realization of unrealized income reserve	-	47,073
Allocation to legal reserve	(8,170)	(6,187)
Adjusted net income	155,238	164,631
Proposed dividends/interest on capital	42,752	41,159
Proposed dividends/interest on capital-		
Common	14,731	14,188
Preferred	28,021	26,971
Number of shares-	396,041,635	396,345,036
Common	136,466,598	136,623,564
Preferred	259,575,037	259,721,472

Interest on capital proposed by the Company's management was accounted for considering its approval by the Shareholders' Meeting.

Management proposed for the year ended December 31, 2001 that interest on capital, net of income tax, in the amount of R$42,752, should be paid to holders of common and preferred shares, equivalent to R$0.1079 per thousand shares.

On November 30, 2000, the Company increased its capital by R$161,413 through the issuance of 12,254,533,767 common shares and 49,691,474,608 preferred shares, arising from the merger, by the Company, of all shares of Telerj Celular S.A. and Telest Celular S.A. minority shareholders. This increase was part of the Company and subsidiaries' corporate restructuring process (see Note 30).

The new shares issued were entitled to the receipt of dividends referring to the fiscal year 2000, calculated on a "pro rata temporis" basis as from November 1, 2000.

20. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SALES AND SERVICES

Revenue	Consolidated 2001	Consolidated 2000
Post paid-		
Subscription charges	403,584	412,474
Local calls	544,356	528,982
Charges for use outside the concession area	25,267	21,856
Additional charges per call	53,423	46,577
Network use	323,952	275,209
Additional services	8,107	9,781
Products sold	186,198	175,669
Other services	107	88
	1,544,994	1,470,636
Prepaid-		
Local calls	161,576	125,067
Network use	378,098	257,477
Additional services	4,897	7,121
Products sold	97,046	109,780
Other services	27	-
	641,644	499,445
Gross operating revenue	2,186,638	1,970,081
Deductions from gross revenue	(483,339)	(453,366)
Net operating revenue	1,703,299	1,516,715

21. COST OF SALES AND COST OF SERVICES

	Consolidated	
	2001	2000
Personnel	11,742	8,425
Materials	2,103	1,332
Outside services	32,198	25,519
Interconnection/interlink	76,051	62,995
Rent/insurance/condominium	39,909	27,429
Use fee	125,685	104,952
Taxes, other taxes on income	63,373	48,945
Depreciation	235,421	194,061
Cost of products sold-		
Prepaid	182,111	169,517
Post paid	107,043	152,086
Other	66	2,187
Total	875,702	797,448

22. SELLING EXPENSES

	Consolidated	
	2001	2000
Personnel	27,465	19,519
Materials	3,120	2,930
Outside services	156,611	125,910
Rent/insurance/condominium	8,610	6,762
Taxes, other than taxes on income	357	427
Depreciation	9,321	7,214
Other	74,689	82,051
Total	280,173	244,813

23. GENERAL AND ADMINISTRATIVE EXPENSES

Contas	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Personnel	2,113	4,559	51,934	42,585
Materials	-	-	3,365	3,908
Outside services	7,403	3,403	121,469	107,597
Rent/insurance/condominium	774	1,435	18,563	17,862
Taxes, other than taxes on income	19	23	12,790	1,265
Depreciation	430	-	38,576	25,256
Other	65	15	1,698	6,380
	10,804	9,435	248,395	204,853

24. OTHER OPERATING INCOME (EXPENSES), NET

	Company 2001	Company 2000	Consolidated 2001	Consolidated 2000
Operating revenue-				
Fines	-	-	9,905	-
Recovered expenses	1	50	5,859	6,147
Services rendered to third parties			15,793	10,223
Other	-	-	4,183	10,740
Operating expenses-				
Taxes, other than taxes on income	(2,350)	(3,667)	(3,805)	(3,667)
Donations and sponsorship	(16)	(162)	(1,820)	(3,134)
Research and development	-	-	(790)	(1,103)
Contingencies	-	-	(10,290)	(4,903)
Other	-	-	(1,850)	(1,397)
Total	(2,365)	(3,779)	17,185	12,906

25. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated	
	2001	2000	2001	2000
Financial income-				
Interest on capital	35,900	18,340	-	-
Interest	27,794	69,623	32,936	39,264
Discounts obtained	-	-	1,215	1,644
Derivative risk coverage	-	-	76,807	16,638
Monetary/exchange variations - assets	674	12,349	362	5,991
Other		-	3,759	1,176
Financial expenses-				
Interest on capital	(50,297)	(38,327)	(50,297)	(44,926)
Expenses on financial transactions	(471)	(633)	(70,676)	(80,387)
Monetary/exchange variations - liabilities	-	-	(127,625)	(56,589)
Total	13,600	61,352	(133,519)	(117,189)

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes a monthly provision for income and social contribution taxes on the accrual basis, and pays these taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as stated in Note 8. The composition of income and social contribution tax expense is as follows:

26.1 – Composition of Tax Expense

	Company		Consolidated	
	2001	2000	2001	2000
Income tax expense	(84)	(11,916)	(42,212)	(42,102)
Social contribution tax expense	(39)	(4,572)	(15,192)	(15,937)
Total	(123)	(16,488)	(57,404)	(58,039)

26.2 – Reconciliation between Tax Expense and Official Rate

	Company		Consolidated	
	2001	2000	2001	2000
Income before taxes and employee profit sharing (combined)	149,134	120,247	330,407	238,775
Employee profit sharing	-	-	(11,683)	(3,254)
Reversal of interest on capital	14,397	19,986	50,297	44,926
Income after employee profit sharing	163,531	140,233	369,021	280,447
Tax expense at the combined official rate	(55,601)	(47,679)	(125,467)	(95,351)
Adjustment of social contribution tax rate	-	(179)	-	(692)
Tax expense at the official rate	(55,601)	(47,858)	(125,467)	(96,043)
Permanent additions:	(18)	(1,512)	(739)	(3,570)
Nondeductible fines	-	-	(49)	(285)
Other	(18)	(1,512)	(690)	(3,285)
Permanent exclusions:	55,469	32,882	68,802	41,574
Equity pick-up	50,559	26,028	50,559	26,028
Interest on capital	4,895	6,795	17,101	15,275
Other	42	59	1,142	271
Tax expense in statements of income	(123)	(16,488)	(57,404)	(58,039)

26.3 – Composition of Tax Rate

Tax	Type	%	% 2001	% 2000
Social contribution tax	Nominal rate		9	9
Income tax	Nominal rate	15 + surtax 10	25	25
	Total combined (income and social contribution taxes)		34	34

27. PENSION PLANS AND POST-RETIREMENT BENEFITS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans to retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were solidary as to all plans then existent. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and maintenance of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for restructuring in SISTEL's bylaws and regulation, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the breach of solidarity in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Sudeste Celular Plan) which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for PAMA Plan.

For the other 99% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Benefit Plan, established by SISTEL in August 2000. Visão Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to Visão Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires, for whom entrance should occur 30 days after admission to the Company, at the most. The subsidiaries' contributions to Visão Tele Sudeste Celular Plan are similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

During 2001, the subsidiaries contributed the amount of R$1,836 (R$2,882 in 2000) to PBS and Visão plans.

As set forth by CVM Resolution No. 371, of December 13, 2000, the Companies elected to recognize the actuarial liabilities directly in shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), countersigned by CVM by means of the CVM/SEP/SNC Resolution No. 01/2002. For multi-sponsored plans (PAMA and PBS), the apportionment of the plan's assets was made in accordance with the Companies' actuarial liabilities, in relation to the plan's total liabilities.

As of December 31, 2001, the consolidated composition of the provision for defined benefit plans, and the retirees' health care plans, as well as further information required by CVM Instruction No. 371 on these plans, are shown below:

Plan	Consolidated 12.31.01
PBS - Tele Sudeste Celular	1,963
PAMA	(711)

Total	1,252
	====
Deferred taxes	(413)
	====
Total, net of tax effects	839
	====

a. PBS/Visão - Tele Sudeste Celular

Reconciliation between Assets and Liabilities

	PBS/Visão -Tele Sudeste Celular (*)
Total actuarial liabilities	9,351
Fair value of assets	11,314

Assets recognized in balance sheet, net	1,963
	=====

(*) Even though Visão Tele Sudeste Celular Plan is a defined contribution plan, there is an actuarial risk of death and disability of participants, which is defrayed by the sponsors, requiring an actuarial calculation of those risks.

Projected Expense for 2002

	PBS/Visão Tele Sudeste Celular
Cost of service	617
Cost of interest	543
Expected return on assets	(681)
Employees' contribution	(109)

Total	370
	===

Actuarial Assumptions

	31.12.01
Rate used for present value discount of actuarial liabilities	6% per year
Plan assets expected return rate	6% per year
Salary increase rate	2% per year
Mortality rate	GAM-71
Disability mortality rate	RRB1944
Disability rate	RRB1944
% of married active participants on retirement date	95%
Number of PBS – Tele Sudeste Plan active participants	29
Number of PBS – Tele Sudeste Plan Plan retired participants	5
Number of Visão Tele Sudeste Plan active participants	1,514
Number of Visão Tele Sudeste Plan retired participants	14

b. PAMA – Retirees' Health Care Plan

Reconciliation between Assets and Liabilities

	PAMA (*)
Total actuarial liabilities	1,049
Fair value of assets	338
Liabilities recognized in balance sheet, net	(711)

(*) Refers to proportional participation of the subsidiaries in assets and liabilities of the multi-sponsored plan – PAMA, according to actuarial calculations. Based on the opinion of legal counsel and actuarial advisors, the Company, on a conservative basis, opted for recording this potential liability as of December 31, 2001.

Actuarial Assumptions

Rate used for present value discount of actuarial liabilities	10% per year
Plan assets expected return rate	10% per year
Inflation	4% per year
Medical costs growth rate	8% per year
Mortality rate	GAM-71
Number of retirees on November 30, 2001	24
Number of dependents on November 30, 2001	37

c. PBS - A (Retirement Plan - Retired through January 31, 2000)

Even though PBS - A has a surplus as of December 31, 2001, no asset was recognized by the sponsors, due to the legal impossibility of reimbursement of this surplus, in addition to the fact that the plan is non-contributory, which precludes a reduction of contributions by the sponsor in the future.

Reconciliation between Assets and Liabilities

	PBS-A (*)
Total actuarial liabilities	7,615
Fair value of assets	8,210

Fair value of assets in excess of actuarial liabilities	595
	====

(*) Refers to proportional participation of the subsidiaries in assets and liabilities of the multi-sponsored plan - PBS – A, based on actuarial calculations.

Projected Expense (Income) for 2002

	PBS-A
Cost of interest	829
Expected return on assets	(1,147)

Total	(318)
	====

Actuarial Assumptions

Rate used for present value discount of actuarial liabilities	6.00% per year
Plan assets expected return rate	9.00% per year
Salary increase rate	3.00% per year
Benefit growth rate	0.00%% per year
Mortality rate	UP84 with one year severity
Disability rate	Mercer
Number of participants	20

28. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company and its subsidiaries have evaluated the book value of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's business is to provide mobile cellular telephony services in the States of Rio de Janeiro and Espírito Santo, under concessions from the Federal Government, and also to sell cellular hansets to customers, retailers and distributors.

The Company's investments are carried under the equity method of accounting, consisting of subsidiaries with strategic importance for the Company. Therefore, considerations about market value are not applicable. The accounts receivable and payable registered in the current assets and liabilities aproximates to the market value, due to their short-term maturity.

The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

The Company's indebtedness and the results of operations are significantly affected by foreign exchange rate risk (U.S. dollar). As of December 31, 2001, all the Company's debt was denominated in U.S. dollars, and 100% of the indebtedness was covered by asset positions for hedge operations (swaps for CDI and options). Hedge operations were made to partially cover the future maturities of the debts in U.S. dollars, subject to LIBOR, and fixed or variable interest. Gains or losses on these operations are recorded in the income statement.

As of December 31, 2001, the Company's net exposure to exchange rate risk, at book and market values, is as follows:

	Book value 2001	Market value 2001
Loans	484,665	505,871
Hedge	486,053	510,681
Net exposure	(1,388)	(4,810)

The valuation method used to calculate the market value of loans, financing and swap instruments was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, and market rates prevailing on the balance sheet date. The Black & Scholes model was used in the valuation of options at market value.

b. Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained in the market. The Company has not made any derivative hedge operation to protect itself from this risk. However, the Company continually monitors market interest rates, aiming at evaluating the possible need for a derivative operation, so as to protect itself against the risk of volatility in these rates.

As of December 31, 2001, the Company had R$484,665 in loans and financing, of which R$248,995 bore interest at fixed rates, plus exchange variation, and R$235,670 bore interest at floating rates (primarily LIBOR-based), plus exchange variation. Although part of the debt had been contracted at fixed rates, the whole debt was effectively converted to floating rates, in compliance with swap contracts for CDI. The Company invests its excess cash (R$67,873 as of December 31, 2001) mainly in short-term instruments, based on CDI variation. The book value of these instruments approximates market value, due to their short-term maturity.

The potential annual loss for the Company generated by a hypothetical and instantaneous unfavorable change of 1% in the interest rates applicable to its financial assets and liabilities on December 31, 2001 would be approximately R$5,704.

The above sensitivity analysis is based on the assumption of an unfavorable one percentage point movement in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a one-year period. A homogeneous category is defined based on the currency in which financial assets and liabilities are denominated (e.g. U.S. dollar), and assumes the same interest rate movement within each homogeneous category. As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as simultaneous unfavorable movements in all interest rates are unlikely to happen.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debts and accounts receivable. Tariff adjustment does not necessarily follow the increase in local interest rates, which affect the Company's debt.

c. Credit Risk

The risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers, dealers of cellular handsets and distributors of prepaid recharge cards. To reduce this type of risk, the Company performs credit analysis to assist in managing default risk, and monitors subscribers' accounts receivable, interrupting calls, in case the customer does not pay related bills. Regarding retailers and distributors, the Company maintains individual credit limits, based on analyses of the sales potential, risk history and default rate.

Credit Risk Associated to Services Rendered

ANATEL requires that cellular telephony services are made available to all interested customers, regardless of their income, and based on the order in which the subscriber's request is received.

The credit risk associated to accounts receivable from cellular telephony services is not concentrated.

Credit Risk Associated to Sales of Cellular Handsets

The Company's policy for sales of cellular handsets and distribution of prepaid recharge cards is closely associated to the level of credit risk the Company is willing to take in the normal course of business. Customer acceptance, diversification of its portfolio and monitoring of deadlines on financed sales and credit limits are procedures the Company adopts to minimize possible default problems with its commercial partners.

29. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with related parties are as follows:

a. Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by the same group: Telergipe Celular S.A., Telecomunicações de São Paulo S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization.

b. Technical Assistance – Approximately 1% of net revenues from telecommunication services is paid to Telefónica Móviles. The amount of R$30,251 was recorded in general and administrative expenses for the year ended December 31, 2001 (R$25,595 for the year ended December 31, 2000).

c. Rendering of Services - The following services are rendered by companies owned by the same group:

   - Corporate services centralized at Telerj Celular S.A., transferred to other subsidiaries at costs effectively incurred.

   - Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.

   - Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solutions.

   - Services of implementation of facilities' security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the Companies' other contracts.

A summary of balances and transactions with unconsolidated related parties, performed under normal market conditions for these types of transactions, is as follows:

	Company		Consolidated	
Balance sheets	2001	2000	2001	2000
CURRENT ASSETS:				
Accounts receivable	-	-	658	511
Other unrealized amounts	44,550	30,879	6,942	1,150
Loans	-	124,808	-	-
NONCURRENT ASSETS:				
Loans	-	302,450	-	-
CURRENT LIABILITIES:				
Accounts payable	1,344	3,352	66,009	27,088

	Company		Consolidated	
	2001	2000	2001	2000
STATEMENTS OF INCOME:				
Income	674	69,622	21,213	3,848
Cost/expenses	2,981	44	68,917	21,759

30. CORPORATE RESTRUCTURING

On November 30, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversal and tax credit, the balances of which, as of December 31, 2001, are as follows:

	Balances as of spin-off date	Tele Sudeste partial spin-off		ABCD0002	Balances 12.31.00	Balances 12.31.00
		Telerj	Telest	Telerj	Consolidated	Consolidated
Balance sheet						
Goodwill – spun-off	1,168,270	1,059,504	108,766	225,009	1,331,115	1,052,459
Reserves – spun-off	778,206	705,755	72,451	150,231	887,409	703,495
Net effect equivalent to tax credit	390,064	353,749	36,315	74,778	443,706	348,964
Statements of income						
Goodwill amortization					62,164	278,656
Reversal of reserve					(41,028)	(183,913)
Tax credit					(21,136)	(94,743)
Net effect on income					-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$348,964 as of December 31, 2001 (R$443,706 as of December 31, 2000), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 8).

31. INSURANCE (UNAUDITED)

The Company monitors the risks inherent to its activities. Accordingly, as of December 31, 2001, the Company had insurance policies to cover operating risks, loss of profit, civil liability, health care, etc. The Company's management considers that the amounts are sufficient to cover possible losses.

32. RECONCILIATION OF COMPANY AND
CONSOLIDATED NET INCOME

As of December 31, the reconciliation of Company and Consolidated net income is as follows:

	Consolidated	
	2001	2000
Net income - Company	163,408	123,745
Capital reserves - Telerj	-	(422)
Capital reserves - Telest	(494)	(1,247)
Capital increase - R$100 Telerj - R$100 Telest	-	(200)
	----------	----------
Consolidated net income	162,914	121,876
	======	======

33. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Company		Consolidated	
	2001	2000	2001	2000
CURRENT LIABILITIES:				
Payroll and related charges	17	2	10,665	8,764
Accounts payable	4,207	4,506	297,559	368,793
Taxes, other than taxes on income	1,359	2,076	57,207	53,608
Loans and financing	-	-	189,726	305,002
Employee profit sharing	48,666	44,506	63,051	61,266
Reserve for contingencies	-	-	14,900	7,779
Hedge operations	-	-	40	60
	54,249	51,090	633,148	805,272
LONG-TERM LIABILITIES:				
Taxes, other than taxes on income	-	-	697	-
Loans and financing	-	-	294,939	263,499
Reserve for contingencies	-	-	4,626	2,981
Hedge operations	-	-	13,204	1,834
Other liabilities	131	131	8,275	131
	131	131	321,741	268,445
SHAREHOLDERS' EQUITY				
Capital stock	595,722	595,722	595,722	595,722
Capital reserves	468,420	468,330	468,420	468,330
Income reserves	35,239	27,069	35,239	27,069
Treasury shares	(764)	-	(764)	-
Retained earnings	637,132	531,352	637,132	531,352
	1,735,749	1,622,473	1,735,749	1,622,473
Total liabilities and shareholders' equity	1,790,129	1,673,694	2,690,638	2,696,190

The accompanying notes are an integral part of these balance sheets.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais, except earnings per thousand shares)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
GROSS OPERATING REVENUE	-	-	2,186,638	1,970,081
Deductions from gross revenue	-	-	(483,339)	(453,366)
NET OPERATING REVENUE FROM TELECOMMUNICATIONS SALES AND SERVICES	-	-	1,703,299	1,516,715
Cost of sales and cost of services	-	-	(875,702)	(797,448)
Gross profit	-	-	827,597	719,267
OPERATING INCOME (EXPENSES):				
Selling	-	-	(280,173)	(244,813)
General and administrative	(10,804)	(9,435)	(248,395)	(204,853)
Equity pick-up	148,703	76,553	-	-
Other, net	(2,365)	(3,779)	17,185	12,906
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), NET	135,534	63,339	316,214	282,507
Financial income (expenses), net	13,600	61,352	(133,519)	(117,189)
INCOME FROM OPERATIONS	149,134	124,691	182,695	165,318
Nonoperating expenses, net	-	(4,444)	(991)	(3,096)
INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING	149,134	120,247	181,704	162,222
Income tax	(84)	(11,916)	(42,212)	(42,102)
Social contribution tax	(39)	(4,572)	(15,192)	(15,937)
Employee profit sharing	-	-	(11,683)	(3,254)
Minority interest	-	-	-	(23,979)
Reversal of interest on capital	14,397	19,986	50,297	44,926
NET INCOME	163,408	123,745	162,914	121,876
SHARES OUTSTANDING AT YEAREND - IN THOUSANDS	396,041,635	396,345,036		
EARNINGS PER THOUSAND SHARES OUTSTANDING AT YEAREND - R$	0.41260	0.31222		

The accompanying notes are an integral part of these statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

		Capital reserves			Income reserves			
	Capital stock	Goodwill reserve	Tax incentive reserve	Treasury shares	Legal reserve	Unrealized income reserve	Retained earnings	Total
BALANCES DECEMBER 31, 1999	407,779	-	1,075	-	20,882	47,073	440,359	917,168
Capital increase - Extraordinary Shareholders' Meeting - March 21, 2000	26,730	-	-	-	-	-	(26,730)	-
Capital reduction - Extraordinary Shareholders' Meeting - November 30, 2000	(200)	-	-	-	-	-	-	(200)
Capital increase - minority interest - Extraordinary Shareholders' Meeting - November 30, 2000	161,413	-	-	-	-	-	-	161,413
Tax incentives	-	-	2,412	-	-	-	-	2,412
Recognition of reserve	-	464,843	-	-	-	-	-	464,843
Realization of reserve	-	-	-	-	-	(47,073)	47,073	-
Net income	-	-	-	-	-	-	123,745	123,745
Net income allocation-			-	-				
Legal reserve	-	-	-	-	6,187	-	(6,187)	-
Interest on capital	-	-	-	-	-	-	(38,327)	(38,327)
Proposed dividends	-	-	-	-	-	-	(8,581)	(8,581)
BALANCES DECEMBER 31, 2000	595,722	464,843	3,487	-	27,069	-	531,352	1,622,473
Adjustments from prior years - pension plans and post-retirement benefits	-	-	-	-	-	-	839	839
Tax incentives	-	-	90	-	-	-	-	90
Treasury shares	-	-	-	(764)	-	-	-	(764)
Net income	-	-	-	-	-	-	163,408	163,408
Net income allocation-								
Legal reserve	-	-	-	-	8,170	-	(8,170)	-
Interest on capital	-	-	-	-	-	-	(50,297)	(50,297)
BALANCES DECEMBER 31, 2001	595,722	464,843	3,577	(764)	35,239	-	637,132	1,735,749

#

The accompanying notes are an integral part of these statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	Company		Consolidated	
	2001	2000	2001	2000
SOURCE OF FUNDS:				
Net income	163,408	123,745	162,914	121,876
(Expenses) income not affecting working capital- minority interest in subsidiaries' income	-	-	-	17,380
(Expenses) income not involving working capital-				
Depreciation of property, plant and equipment	430	-	283,318	226,334
Monetary variation and other charges on long-term liabilities		-	59,990	17,744
Equity pick-up	(148,703)	(76,553)	-	-
Provision for contingencies	-	-	1,645	2,981
Loss on disposal of property, plant and equipment		-	643	292
Total	(148,273)	(76,553)	345,596	264,731
Total from operations	15,135	47,192	508,510	386,607
Adjustments from prior years - pension plans and post-retirement benefits	839	-	839	-
Tax incentives	90	2,412	584	4,281
Special goodwill reserve	-	464,843	-	464,843
Capital increase	-	161,413	-	161,413
Decrease in noncurrent assets	302,339	118,588		-
Total sources	318,403	794,448	509,933	1,017,144
USE OF FUNDS:				
Increase in noncurrent assets	-	-	957	350,149
Increase in investments, net	394,308	582,619	67	50
Additions to property, plant and equipment	-	2,152	408,656	429,891
Capital reduction	-	200	-	200
Decrease in long-term liabilities	-	-	8,339	22,952
Merger of shares - minority interest	-	-	-	161,413
Treasury shares	764	-	764	-
Interest on capital	50,297	38,327	50,297	38,327
Proposed dividends	-	8,581	-	8,581
Total uses	445,369	631,879	469,080	1,011,563
INCREASE (DECREASE) IN WORKING CAPITAL	(126,966)	162,569	40,853	5,581

	Company		Consolidated	
	2001	2000	2001	2000
REPRESENTED BY:				
CURRENT ASSETS:				
At beginning of year	263,172	83,491	859,588	688,437
At end of year	139,365	263,172	728,317	859,588
Variation	(123,807)	179,681	(131,271)	171,151
CURRENT LIABILITIES:				
At beginning of year	51,090	33,978	805,272	639,702
At end of year	54,249	51,090	633,148	805,272
Variation	3,159	17,112	(172,124)	165,570
INCREASE (DECREASE) IN WORKING CAPITAL	(126,966)	162,569	40,853	5,581

The accompanying notes are an integral
part of these statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: February 25, 2002

By ______________________
Name: Charles E. Allen
Title: Investor Relations Director

Tele Sudeste Celular Participações S.A announces consolidated financial results accumulated for the year ended December 2001.